UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

MOMENTIVE PERFORMANCE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-146093	20-5748297
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

260 Hudson River Road, Waterford, NY		12188
(Address of principal executive offices)		(Zip Code)

John Kompa
Vice President, Investor Relations and Public Affairs
Phone: 614-225-2223
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INDEX

Section 1 - Conflict Minerals Disclosure

Item 1.01- Conflict Minerals Disclosure and Report

Item 1.02 - Exhibit

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Momentive Performance Materials Inc. (the “Company”) conducted a good faith investigation in connection with the products it manufactured or contracted to be manufactured in the period from January 1 to December 31, 2013, to determine whether any products contain conflict minerals (defined below) and whether any conflict minerals are necessary to the functionality or production of said products. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Company conducted the investigation utilizing its SAP product database and the investigation showed that eight product families within the Silicones and Quartz segments contain minor amounts of raw materials that do or may contain trace amounts of tantalum, tin, tungsten and gold that are necessary to the functionality or the production of the product. Out of approximately 800 suppliers of raw materials, the Company was able to identify 18 that provide products that may contain a conflict mineral. These purchases account for approximately $19.5 million, or 2% of the Company’s total raw material purchases for the period covered by this report.

Based on the results of the above investigation, the Company conducted a good faith inquiry to determine whether any conflict minerals contained in its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or were from recycled or scrap sources. This inquiry consisted of sending a request letter via email to each of the Company’s direct suppliers of products containing tantalum, tin, tungsten and gold, inquiring about the origin of the tantalum, tin, tungsten and gold. This request letter includes the template of the Electronics Industry Citizenship Coalition and Global eSustainability Initiative (“EICC GeSI Template”) which the Company expects to be widely used in the industry. Suppliers were requested to respond to the survey within two weeks.

Based upon the responses received, the Company has conducted, and continues to conduct, due diligence on the source and chain of custody of the conflict minerals contained in its products, described in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.

A copy of this Form SD is available on the Company’s website at www.momentive.com. Certain terms used in this report are defined in SEC Rule 13p-1 (the “SEC Rule”) under the Securities Exchange Act of 1934 and in Form SD.

Item 1.02 - Exhibit

A Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is also available on the Company’s website at www.momentive.com.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Momentive Performance Materials Inc.
/s/ Nathan E. Fisher
By: Nathan E. Fisher Title: Executive Vice President, Procurement	Date: May 29, 2014